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                               June 26, 2020

       J. Rodney Varner
       Chief Executive Officer
       Genprex, Inc.
       1601 Trinity Street, Bldg B, Suite 3.312.09
       Austin, TX 78712

                                                        Re: Genprex, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 12, 2020
                                                            File No. 333-239134

       Dear Mr. Varner:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-3

       Description of Capital Stock
       Certificate of Incorporation and Bylaws, page 17

   1.                                                   We refer to Exhibit
4.12 to your Form 10-K and your October 4, 2019 correspondence to the Staff representing
that you would revise your risk factor disclosure in future Annual
                                                        Reports on Form 10-K,
and other applicable future filings, to clarify that the Company's forum selection
provision "does not apply" to actions arising under the Securities Act or the Exchange Act. We
note; however, that the risk factor disclosure in your most recent
                                                        Form 10-K, which is
incorporated by reference into this Form S-3, does not contain a definitive statement
concerning applicability but rather indicates a belief that the provision
                                                        "may not apply."
Accordingly, please revise your Form S-3, and future filings, as applicable, to clarify
that the forum provision does not apply to such actions, or advise.
 J. Rodney Varner
Genprex, Inc.
June 26, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any questions.



FirstName LastNameJ. Rodney Varner                         Sincerely,
Comapany NameGenprex, Inc.
                                                           Division of
Corporation Finance
June 26, 2020 Page 2                                       Office of Life
Sciences
FirstName LastName